UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ENERNOC, INC.

(Name of Subject Company)

ENERNOC, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

292764107

(CUSIP Number of Class of Securities)

Timothy Healy

Chief Executive Officer

One Marina Park Drive, Suite 400

Boston, Massachusetts 02210

(617) 224-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Miguel J. Vega, Esq.

Barbara L. Borden, Esq.

Cooley LLP

500 Boylston Street

14th Floor

Boston, MA 02116

(617) 937-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by EnerNOC, Inc., a Delaware corporation (“EnerNOC”), with the Securities and Exchange Commission (the “SEC”) on July 10, 2017, relating to the tender offer by Pine Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Enel Green Power North America, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of EnerNOC’s Common Stock (the “Shares”) at a purchase price of $7.67 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

The information set forth in Item 8. “Additional Information—Antitrust Compliance” beginning on page 48 of the Schedule 14D-9 is hereby replaced in its entirety with the following:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until required information and documentary material has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

EnerNOC and Parent each filed a Premerger Notification and Report Form, including a request for early termination of the waiting period, with the FTC and the Antitrust Division on July 6, 2017, for review in connection with the purchase of Shares in the Offer and the Merger. The request for early termination of the waiting period was granted effective 3:44 p.m., New York City time, on July 14, 2017. Accordingly, the condition to the Offer requiring that any applicable waiting period under the HSR Act shall have expired or been terminated has been satisfied. Except as set forth in this Schedule 14D-9, the Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has been terminated, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the FTC or Antitrust Division believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC or Antitrust Division has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of assets of Parent, EnerNOC or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal or state antitrust laws. While EnerNOC believes that the consummation of the Offer will not violate any U.S. federal or state antitrust law, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

Parent and EnerNOC and certain of their subsidiaries conduct business in several countries outside of the United States. Parent determined that no foreign antitrust filings would be required in connection with the Merger.”

In addition, the information set forth in Item 8. “Additional Information—Legal Proceedings” on page 48 of the Schedule 14D-9 is hereby replaced in its entirety with the following:

2

“Between July 14, 2017 and July 18, 2017, three putative class action lawsuits were filed on behalf of the public stockholders of EnerNOC (captioned Basch v. EnerNOC, Inc., et al., No. 1:17-cv-11305; Nelson v. EnerNOC, Inc., et al., No. 1:17-cv-11324; and Berg v. EnerNOC, Inc. et al., No. 1-17-cv-11331) in the United States District Court for the District of Massachusetts against EnerNOC, the members of the Board of Directors and, in one case, Parent, Purchaser and Enel. The complaints generally allege that EnerNOC and the members of the Board of Directors violated Section 14 of the Exchange Act by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the Transactions. The complaints also allege that the members of the Board of Directors and also, in one case, Parent, Purchaser and Enel, violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. The complaints seek, among other things, an injunction against the consummation of the proposed Transactions, an award of damages, and an award of costs and disbursements for the actions, including reasonable attorneys’ and experts’ fees. On July 17, 2017, the plaintiff in Basch v. EnerNOC also filed a motion for preliminary injunction seeking to enjoin consummation of the Offer until such time as corrective disclosures are made. The defendants believe that the allegations in the complaints lack merit.”

In addition, the information set forth in Item 8. “Additional Information—Conditions to the Offer” on page 44 of the Schedule 14D-9 is hereby replaced in its entirety with the following:

“The information set forth in Section 14 – “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference. On July 11, 2017, FERC accepted, effective as of June 15, 2017, the Notices of Cancellation of Market-Based Rate Tariff filed by each of Triton Energy, Inc. and Celerity Energy Partners San Diego, LLC. As a result, the condition to the Offer associated with such acceptance has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERNOC, INC.

By:	/s/ William Sorenson
Name:	William Sorenson
Title:	Chief Financial Officer

Dated: July 19, 2017